

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Michael Stout
President and Chief Executive Officer
UCI Medical Affiliates, Inc.
1818 Henderson Street
Columbia, South Carolina 29201

> **Re: UCI Medical Affiliates, Inc.**
> **Amendment No. 1 to Form 10-K**
> **Filed January 28, 2011**
> **File No. 000-13265**
>
> **Form 10-K**
> **Filed December 28, 2011**
> **File No. 000-13265**

Dear Mr. Stout:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Jeffrey Riedler
Assistant Director